SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13G/A
                                  2nd Amendment
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                                  JOYSTAR, INC.
                                  -------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    48122A109
                                    ---------
                                 (CUSIP Number)


                                December 30, 2005
                                -----------------
             (Date of event which requires filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 5 Pages)
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                                                                     Page 2 of 5
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Myint J. Kyaw
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      U.S.A.
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NUMBER OF       5.    SOLE VOTING POWER
SHARES
BENEFICIALLY          3,587,327 (See Item 4)
OWNED BY        ----------------------------------------------------------------
EACH            6.    SHARED VOTING POWER
REPORTING
PERSON                (See Item 4)
WITH            ----------------------------------------------------------------
                7.    SOLE DISPOSITIVE POWER

                      3,587,327 (See Item 4)
                ----------------------------------------------------------------
                8.    SHARED DISPOSITIVE POWER

                      (See Item 4)
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11.48%
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.48%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON:

      PN
--------------------------------------------------------------------------------

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                                                                     Page 3 of 5


Item 1(a).  Name of Issuer.

            Joystar, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            95 Argonaut Street, Aliso Viejo, CA 92656

Item 2(a).  Name of Person Filing.

            Myint J. Kyaw a.k.a. Jeffrey Wu

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            100 William Street, Suite 2000, New York, New York 10038

Item 2(c).  Citizenship.

            U.S.A.

Item 2(d).  Title of Class of Securities.

            Common Stock

Item 2(e).  CUSIP Number.

            48122A109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

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                                                                     Page 4 of 5


Item 4.     Ownership.

For purposes of this statement, the Reporting Person is reporting that:

            (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 3,587,327 shares.

            (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 11.48%.

            (iii) The aggregate number of shares of Common Stock which the
                  Reporting Person has sole power to vote or direct the vote of is 3,587,327.

            (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 3,587,327.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date: February 1, 2006

                                          MYINT J. KYAW


                                          By: /s/ Myint J. Kyaw
                                              -----------------------------
                                              Myint J. Kyaw